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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13E-3

(Rule 13e-100)
TRANSACTION STATEMENT
(UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER)

FIRST NATIONAL OF NEBRASKA, INC.
(Name of Issuer)

FIRST NATIONAL OF NEBRASKA, INC.
(Name of Person(s) Filing Statement)

Common Stock, $5.00 par value
(Title of Class of Securities)

335720108
(CUSIP Number of Class of Securities)

Bruce R. Lauritzen
Chairman
First National of Nebraska, Inc.
One First National Center
Omaha, Nebraska 68197
(402) 341-0500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of the Person(s) Filing Statement)

Copies to:
Joe E. Armstrong, Esq.
Steven P. Amen, Esq.
Kutak Rock LLP
1650 Farnam Street
Omaha, Nebraska 68102
(402) 346-6000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1993.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$52,500,000	$4,830

*    Calculated solely for the purpose of determining the filing fee, based upon the tender offer price of $3,500 per share for the eligible common stock as of June 4, 2002 multiplied by our estimate of the maximum number of shares to be purchased (15,000 shares).

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,830	Filing Party: First National of Nebraska, Inc.
Form or Registration No.: Schedule 13E-3	Date Filed: June 6, 2002

        This Amendment No. 1 to Schedule 13E-3 amends and supplements the Schedule 13E-3 initially filed with the Securities and Exchange Commission ("SEC") on June 6, 2002 (the "Schedule 13E-3"), and the Offer to Purchase dated June 6, 2002 (the "Offer to Purchase"), a copy of which was filed as Exhibit 99.1 to the Schedule 13E-3. The Offer to Purchase, together with the related Letter of Transmittal, a copy of which was filed as Exhibit 99.2 to the Schedule 13E-3, and any amendments or supplements thereto, collectively constitute the "Offer." The Schedule 13E-3 and the Offer relate to the offer by First National of Nebraska, Inc., a Nebraska corporation (the "Company"), to purchase all shares of its common stock that are held by shareholders who own 99 or fewer shares as of the close of business on June 4, 2002 and continue to do so during the offering period. The Company is offering to purchase these shares at $3,500 per share in cash, subject to the terms and conditions set forth in the Offer. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

        The information in the Schedule 13E-3 is hereby expressly incorporated herein by reference in response to all of the items of this Amendment No. 1 to Schedule 13E-3, except as otherwise set forth below. You should read this Amendment No. 1 to Schedule 13E-3 together with the Schedule 13E-3 we filed with the SEC on June 6, 2002.

Items 1-15

        Items 1 through 15 of Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase, and the Offer to Purchase are hereby amended as follows:

        1.    The following sentence replaces the eleventh bullet point under the section entitled "SUMMARY OF TERMS" on page 2 of the Offer to Purchase:

  •
  You may withdraw your tender at any time up until the expiration of the tender offer. See "THE TENDER OFFER—Withdrawal Rights."

        2.    The following paragraph is added after the subsection entitled "SPECIAL FACTORS—Effects of Tender Offer-Effect on the Company's Business" on page 7 of the Offer to Purchase:

        Tax Effects of the Tender Offer.    If you tender your shares in the tender offer, the receipt of cash by you in exchange for your shares will be a taxable transaction for United States federal income tax purposes. Subject to limited exceptions, generally, a shareholder who participates in the tender offer will recognize a capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the shares sold. Any capital gain or loss generally will constitute a long-term capital gain or loss if the holding period for the holder's shares sold is greater than one year as of the date of sale and a short-term capital gain or loss if the holding period is one year or less as of the date of sale. Neither the Company nor any non-tendering shareholder will incur any federal income tax liability as a direct result of the completion of the tender offer. See "SPECIAL FACTORS—Federal Income Tax Considerations."

        3.    The section of the Offer to Purchase entitled "SPECIAL FACTORS—Fairness Determination by Our Board" on pages 8-9 is restated in its entirety as follows:

Fairness Determination by Our Board

        For the reasons discussed below, the Board has unanimously approved the tender offer and has determined that the tender offer is fair to, and in the best interests of, the shareholders of the Company other than the Lauritzen family. The Board does not, however, make any recommendation to shareholders regarding whether to tender or refrain from tendering the shares held by them. Each shareholder must make its, his or her own decision regarding whether to tender shares.

        Factors Supporting Fairness of Tender Offer.    In reaching its determination regarding the fairness of the tender offer, the Board relied on, among other things, its knowledge of the Company's business as well as the following factors, each of which, in the view of our directors, supported this determination:

  •
  the opportunity provided by the tender offer to a majority of our shareholders to sell their shares in an otherwise illiquid market in an expedient manner and without, in most cases, the payment of sales commissions or other brokerage fees;

  •
  the voluntary nature of the tender offer which allows individual shareholders to decide whether to tender their shares or remain as a shareholder;

  •
  the price per share being offered represents a 35% premium over the weighted average price (calculated in a manner that gives effect to the number of shares that traded at each price) at which trades were reported on the OTCBB and in private trades reported to the Company during the three months ended May 31, 2002, including those repurchases of stock by the Company and its affiliates set forth under "INFORMATION ABOUT THE COMPANY—Recent Stock Repurchases;"

  •
  the price per share being offered represents a 19% premium over the closing sale price reported on the OTCBB on the trading day immediately prior to the commencement of the tender offer;

  •
  the price per share being offered exceeds the book value per share, as reflected in the Company's most recent filing with the SEC;

  •
  the opinion of KBW, a nationally recognized investment banking firm specializing in the debt and equity securities of banking companies, to the Board that the per share consideration offered in the tender offer is fair, from a financial point of view, to the shareholders of the Company, other than the Lauritzen family, as to whom no opinion is expressed;

  •
  the Company will continue to provide annual audited financial information to continuing shareholders and quarterly financial information provided to banking regulators will continue to be publicly available;

  •
  the Company or its affiliates intend to occasionally purchase additional shares on the open market or in privately negotiated transactions as they deem advisable; however, this is not a guarantee and there can be no assurance that we will have adequate funds to acquire additional shares in the future; and

  •
  the Lauritzen family intends to continue the business of the Company as a going concern, which eliminated consideration of a sale or liquidation of the Company.

        The Board did not specifically compare the tender offer price to any going concern value of the Company because this factor was incorporated into the KBW valuation analysis. Also, the Board did not compare the tender offer price to the liquidation value of the Company since the controlling shareholders have indicated that the Company is not for sale. There have been no firm offers made to purchase the Company and, therefore, the Board could not use this as a basis for evaluating the fairness of the tender offer. The Board also considered the following factors, which it considered to be negative, in its consideration of the fairness of the tender offer:

  •
  tendering shareholders will cease to participate in our future earnings or growth, if any, or benefit from increases, if any, in the value of our common stock;

  •
  the amount of information we provide to shareholders after deregistration with the SEC will be less than the amount currently supplied;

  •
  the relatively low trading volume of our stock may decrease further as a result of the tender offer, which may reduce liquidity and market value for continuing shareholders, particularly if price information is no longer reported on the OTCBB and the Company is no longer subject to the Exchange Act;

  •
  the tender offer was not structured to require the approval of at least a majority of the Company's unaffiliated shareholders;

  •
  no unaffiliated representative was appointed to act solely on behalf of the unaffiliated shareholders for purposes of negotiating the terms of the tender offer; and

  •
  none of the directors of the Company would be considered unaffiliated and, therefore, the tender offer was not approved by independent directors.

        In determining that the tender offer is fair to our shareholders, the Board considered the above factors as a whole and did not assign specific or relative weights to any of them. However, the Board did take note that the market for our common stock has long behaved similarly to that of a private company rather than a public company. As a result, the Board believes that taking the Company private would have no practical effect for most shareholders, as the liquidity of their common stock was very limited in either case.

        Each member of our Board is either a member of the Lauritzen family or a current or former executive officer of the Company. Accordingly, in the view of the Board, none of our directors would be considered independent of the Company. As a result, the Board could not appoint a committee of disinterested directors. In addition, the Company did not retain an unaffiliated representative to negotiate the terms of the tender offer. However, the Board retained KBW to provide an overview of the proposed terms of the tender offer and to deliver an opinion that the per share consideration offered in the tender offer is fair, from a financial point of view, to the shareholders of the Company, other than the Lauritzen family, as to whom no opinion is expressed. The Board adopted the conclusions expressed in the KBW opinion.

        In addition, the Board believes that the tender offer is procedurally fair because its voluntary nature allows shareholders to decide individually whether or not to tender their shares. As a result, those shareholders who wish to sell their stock based on their personal financial situation, personal risk tolerance or personal view of the Company may do so. Conversely, those whose personal financial situation, personal risk tolerance and personal view of the Company cause them to wish to retain their stock may do so, and they will have a proportionately greater stake in any potential future appreciation in the value of their shares. Additionally, shareholders received full disclosure of the terms, effects and valuation analysis relating to the tender offer. Based on the voluntary nature of the tender offer, full disclosure to shareholders and the receipt a fairness opinion, the Board determined that the tender offer was procedurally fair to shareholders notwithstanding the fact that there was no shareholder vote, no approval by a special committee of the Board or no unaffiliated shareholder representative.

        WHILE THE BOARD HAS APPROVED THIS TENDER OFFER AND BELIEVES IT IS FAIR TO THE UNAFFILIATED SHAREHOLDERS, NEITHER THE BOARD NOR ANY EXECUTIVE OFFICER IS MAKING ANY RECOMMENDATION TO ELIGIBLE SHAREHOLDERS AS TO WHETHER A SHAREHOLDER SHOULD PARTICIPATE IN THIS TENDER OFFER.

        4.    The following section is added after the subsection entitled "SPECIAL FACTORS—Fairness Determination by Our Board" on page 9 of the Offer to Purchase:

Intentions of Insiders

        The executive officers and directors of the Company do not intend to tender shares held by them in the tender offer. Because the tender offer has been made only to odd-lot shareholders, no other affiliates of the Company are eligible to tender their shares. In addition, none of the executive officers, directors or other affiliates have made a recommendation either in support of or opposed to the tender offer.

        5.    The following sentence replaces the fourth bullet point in the fourth paragraph under the section entitled "SPECIAL FACTORS—Fairness Opinion of Keefe, Bruyette & Woods, Inc." on page 10 of the Offer to Purchase:

  •
  Other financial information concerning the businesses and operations of the Company furnished to KBW by the Company for the purpose of KBW's analysis, including certain information regarding the current year's budget, financial plans, investment and loan portfolios, credit quality, material financing agreements, material leases, external and internal audit reports, regulatory filings and correspondence, and certain internal financial analyses and forecasts for the Company prepared by senior management of the Company;

        6.    The following table replaces the second table in the subsection entitled "SPECIAL FACTORS—Fairness Opinion of Keefe, Bruyette & Woods, Inc.-Valuation Summary" on page 11 of the Offer to Purchase:

	Implied per share valuation	Implied per share valuation range after marketability discount(2)
Comparable public company and business component analysis(1)	$4,789	$3,592 to	$4,071
Selected merger transactions	$3,950	$2,963 to	$3,358
Comparable self-tender transactions	$3,605	$2,704 to	$3,064
Discounted cash flow analysis	$4,297	$3,223 to	$3,652
Indicative valuation range (3)		$3,100 to	$3,500

(1)
The valuations derived from the two analyses were averaged.

(2)
The marketability discount range applied was 25% to 15%, and the resulting implied valuations shown in the left and right columns, respectively.

(3)
Computed as the average of the four selected analyses (each of which was given equal weight), rounded to the nearest hundred dollars.

        7.    The following paragraph is added as the last paragraph under the subheading "Valuation Summary" immediately above the subsection entitled "SPECIAL FACTORS—Fairness Opinion of Keefe, Bruyette & Woods, Inc.-Financial Impact of the Tender Analysis" on page 11 of the Offer to Purchase (and immediately below the amended table set forth in item 6 of this Amendment):

        The Board of Directors did not formulate any separate conclusions from each of the four analyses performed by KBW but considered, and based its conclusions on, KBW's analyses taken as a whole, as well as all other relevant factors as described under "SPECIAL FACTORS—Fairness Determination by Our Board."

        8.    The following two sentences are added after the third sentence of the second paragraph of the subsection entitled "SPECIAL FACTORS—Fairness Opinion of Keefe, Bruyette & Woods, Inc.-Other Analyses" on page 17 of the Offer to Purchase:

        KBW's conclusion as to fairness was based on the totality of the analyses that it performed and not on any single analysis or subset of analyses. Accordingly, in arriving at its opinion KBW did not view as dispositive the fact that any particular analysis, taken in isolation, implied a possible indicative valuation that was above or below the offer price.

        9.    The following paragraph is added after the first full paragraph on page 18 of the Offer to Purchase under section entitled "SPECIAL FACTORS—Fairness Opinion of Keefe, Bruyette & Woods, Inc.":

        In June of 2002, a subsidiary of the Company issued $25 million of trust preferred securities as a participant in a pooled trust preferred financing for which KBW acted as a co- placement agent. The Company paid the placement agents a fee of $750,000, reimbursed them for certain expenses in connection with the financing and indemnified them for certain liabilities under the federal securities laws.

        10.  The last sentence in the last paragraph of the section entitled "THE TENDER OFFER—Terms of the Tender Offer" on page 20 is hereby deleted.

        11.  The following section replaces the section entitled "THE TENDER OFFER—Conditions of the Tender Offer" on page 20 of the Offer to Purchase:

Conditions of the Tender Offer

        The tender offer is not conditioned on the receipt of tenders for any minimum number of shares. In addition, there are no other conditions precedent to our purchasing properly tendered shares.

        12.  The following section replaces the section entitled "THE TENDER OFFER—Expiration and Extension of the Tender Offer; Amendment" on page 21 of the Offer to Purchase:

Expiration and Extension of the Tender Offer; Amendment

        The expiration date of the tender offer is July 10, 2002, unless extended to such later date at our discretion. Your tender offer documents must be received by the Depositary no later than 5:00 p.m., Central Daylight Time, on the expiration date, or on any date thereafter to which the tender offer is extended.

        We reserve the right, in our sole discretion, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, shares. We can extend the tender offer by making a public announcement of the extension. Promptly following the expiration date, we will accept for payment and pay for, and thereby purchase, shares properly tendered and not withdrawn before the expiration date.

        Subject to compliance with applicable law, we further reserve the right, in our sole discretion, to amend the tender offer in any respect. Amendments to the tender offer may be made at any time and from time to time effected by public announcement. In the case of an extension, we will make such announcement no later than 9:00 a.m., Central Daylight Time, on the business day before the last previously scheduled or announced expiration date. A business day means any day other than a Saturday, Sunday or United States federal holiday and begins at 12:01 a.m. and ends at 12:00 midnight, Central Daylight Time. Any period measured in business days includes the first day of the period.

        We will disseminate any such public announcement promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

        13.  The following sentence replaces the second sentence in the paragraph under the section entitled "THE TENDER OFFER—Rejection; Determination of Validity" on page 23 of the Offer to Purchase:

        We also reserve the absolute right to waive any defect or irregularity in any tender of shares, and our interpretation of the terms of the tender offer will be final and binding on all parties.

        14.  The following paragraph replaces the second paragraph under the section entitled "THE TENDER OFFER—Source and Amount of Funds" on page 25 of the Offer to Purchase:

        We intend to pay for all validly tendered shares, as well as the costs and expenses of this tender offer, with cash on hand and through dividends from subsidiaries, if necessary.

Item 16. Exhibits.

99.1	Offer to Purchase dated June 6, 2002 *

99.2	Form of Letter of Transmittal *
99.3	Frequently Asked Questions *
99.4	Form of Letter to Company's Shareholders *
99.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *
99.6	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *
99.7	Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *
99.8	Form of Notice of Guaranteed Delivery *
99.9	Fairness Opinion of Keefe, Bruyette & Woods, Inc. (included as Appendix A to Offer to Purchase attached hereto as Exhibit 99.1) *
99.10	Press Release dated June 6, 2002 issued by the Company *
99.11	Presentation to the Board of Directors by Keefe, Bruyette & Woods, Inc. on June 4, 2002

*
Previously filed by the Company on Schedule 13E-3, dated June 6, 2002

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2002	FIRST NATIONAL OF NEBRASKA, INC.
	By:	/s/ Timothy D. Hart Name: Timothy D. Hart Title: Secretary, Treasurer, an Authorized Officer

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